UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

SOLTA MEDICAL, INC.

(Name of Subject Company (Issuer))

Sapphire Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

83438K103

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$267,559,392.68	$34,461.65

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $2.92 (i.e., the tender offer price) by (y) the sum of (a) 83,861,129, the number of shares of common stock issued and outstanding (including 2,673,559 shares subject to restricted stock awards), plus (b) 3,181,829, the number of shares of common stock issuable upon the exercise of outstanding stock options, plus (c) 4,586,971, the number of shares of common stock issuable upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of December 12, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,461.65	Filing Party: Sapphire Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.
Form or Registration No.: Schedule TO-T; Schedule TO/A	Date Filed: December 23, 2013; January 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2013, and amended on January 13, 2014 (the “Schedule TO”) and relates to the offer of Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share (each a “Share”), of Solta Medical, Inc., a Delaware corporation (“Solta” or the “Company”), at a price of $2.92 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 2 is being filed on behalf of VPI, Valeant and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The section of the Offer to Purchase entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 P.M., New York City time, on January 14, 2014. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On January 15, 2014, Valeant issued a press release announcing the expiration of the waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C) Press Release issued by Valeant Pharmaceuticals International, Inc. on January 15, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014

SAPPHIRE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Valeant and Solta on December 16, 2013, originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO–C filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on January 15, 2014.

(b)(1)	Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012, among Valeant, certain subsidiaries of Valeant as Guarantors, each of the lenders named therein, J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC (“GSLP”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley, as Co-Syndication Agents, JPMorgan, as Issuing Bank, GSLP, as Administrative Agent and Collateral Agent, and the other agents party thereto (the “Third Amended and Restated Credit and Guaranty Agreement of Valeant Pharmaceuticals International, Inc.”), originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 17, 2012, which is incorporated by reference herein.

(b)(2)	Amendment No. 1, dated March 6, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(3)	Amendment No. 2, dated September 10, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(4)	Amendment No. 3, dated January 24, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.25 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(5)	Amendment No. 4, dated February 21, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.26 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(6)	Amendment No. 5, dated as of June 6, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(7)	Amendment No. 6, dated June 26, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.4 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(8)	Amendment No. 7, dated September 17, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 1, 2013, which is incorporated by reference herein.

(b)(9)	Joinder Agreement, dated June 14, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on June 15, 2012, which is incorporated by reference herein.

(b)(10)	Joinder Agreement, dated July 9, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on August 3, 2012, which is incorporated by reference herein.

(b)(11)	Joinder Agreement, dated as of September 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(12)	Joinder Agreement, dated as of October 2, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on October 9, 2012, which is incorporated by reference herein.

(b)(13)	Joinder Agreement, dated as of December 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.31 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, by and among VPI, the Purchaser, Valeant and Solta, originally filed as Exhibit 2.1 to Solta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(d)(2)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Harold L. Covert.*

(d)(3)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and H. Daniel Ferrari.*

(d)(4)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and John Glenn.*

(d)(5)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Linda Graebner.*

(e)(6)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and David Holthe.*

(d)(7)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Inlign CP III, LLC.*

(d)(8)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Cathy L. McCarthy.*

(d)(9)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Jeff Nardoci.*

(d)(10)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Mark M. Sieczkarek.*

(d)(11)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Eric Stang.*

(d)(12)	Confidentiality Agreement, dated as of July 7, 2012, between Valeant and Solta.*

(d)(13)	Extension of Confidentiality Agreement, dated as of October 31, 2013, between Valeant and Solta.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 23, 2013.